Exhibit 99.1

MATERIAL FACT

SUZANO S.A.

Publicly-Held Company

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registry (NIRE): 29.3.0001633-1

São Paulo, April 27, 2023 – Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 | NYSE: SUZ), in compliance with CVM Instruction 44 of August 23, 2021, and CVM Instruction 480 of December 7, 2009 (“CVM Instruction 480/09”), as amended, as per the resolution taken at a meeting of the Board of Directors held on this date, complementing the Material Fact notices dated October 28, 2021 and November 5, 2021 and in line with corporate governance best practices, hereby brings its shareholders and the market the following update about the Cerrado Project, which involves the construction of a new pulp mill in the municipality of Ribas do Rio Pardo in the state of Mato Grosso do Sul (“Cerrado Project”):

1.	Capex.

The capex related to the full execution of the Cerrado Project was revised from nineteen billion, three hundred million reais (R$19.3 billion) to twenty-two billion, two hundred million reais (R$22.2 billion), of which R$15.9 billion refers to industrial capex and R$6.3 billion refers to forest, logistics and other investments.

The table provides a comparison of the new and previous capex timetables:

Cerrado Capex: (R$ billion)	Previous	New
2020¹	0.1	0.1
2021¹	0.7	0.7

2022¹	7.4	7.4
2023	8.9	8.9
2024	2.2	5.1
Total	19.3	22.2

¹On a cash basis

The new estimated capex for the Cerrado Project considers the following factors in comparison with the previously announced estimate: (i) inflation adjustment of contracts, which includes the effects of indexation and commodity prices during the period between the announcement of the project in November 2021 and December 2023 (considering the inflation estimated by the company until December 2023), whose financial disbursements will occur in 2024 at the time of conclusion of contracts with suppliers and service providers; and (ii) additional investments related to make-or-buy alternatives aimed at increasing the economic efficiency of the new mill and/or minimizing the operating risks. Examples of such investments include the construction of the sulfuric acid plant, rolling stock for shipping the production, export terminal and forest equipment. The revised estimate of the Cerrado Project’s total capex takes into account the benefit of approximately R$0.3 billion related to the appreciation of the Brazilian real so far on the portion of investment pegged to foreign currency, mainly Euro.

The Company once again reiterates its commitment to fully complying with its financial policy during the investment cycle.

2.	Long-term estimates for the Cerrado Project.

Based on the technical and operational characteristics of the new mill and its forest base, as well as the management and planning model adopted, Suzano estimates pulp production cash cost (excluding scheduled maintenance shutdowns) of approximately R$500/ton after the learning curve of the new mill is completed. Taking the operational startup of the new mill as reference, the Company also estimates pulp production cash cost (excluding scheduled maintenance downtimes) of about R$400/ton from the start of the second forestry cycle.

The above estimates reflect actual amounts in 2023 and do not consider expectations or assumptions for inflation or exchange variation in the period. The estimates consider the operation of the new mill in Ribas do Rio Pardo at full capacity. The forestry cycle is understood as the characteristic period of eucalyptus plantations for the production of bleached hardwood pulp for use in the pulp and paper industry.

3.	Update of Reference Form

The Company also clarifies that item 11 of the Reference Form will be duly updated within the deadline set in CVM Instruction 480/09.

By disclosing the information contained in this Material Fact notice, the Company reaffirms its commitment to transparency with its shareholders, investors and the market and will keep them adequately informed of any significant change in the projected synergies and the estimated long-term operational performance announced.

The estimates shown here merely reflect the current estimates or expectations of the Company's management, are subject to risks and uncertainties, and in no way constitute a promise of performance. These estimates represent forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. The terms "anticipates", "believes", "expects", "foresees", "intends", "plans", "projects", "aims", "shall" and other similar terms are aimed identifying such forecasts, which evidently involve risks or uncertainties that may or not be foreseen by the Company. Information on business prospects, projections and financial targets constitutes mere forecasts based on management's current expectations regarding the future of the Company and its subsidiaries. These expectations depend on market conditions and on the economic scenario in Brazil and the countries where the Company operates and the sectors in which it operates. Any change in the perception or the factors described above may cause actual results to differ from the estimates presented here.

São Paulo, April 27, 2023.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer